File No. 82-3841


1017 AM



Tabcorp
the bigger better game

13 January 2006

A new era begins for racing with Radio 2KY and Sport 927 sharing broadcasts

Sydney radio station 2KY and Melbourne's Sport 927 today announced an agreement to share race broadcasts across both stations.

A key feature of the partnership is ensuring listeners in both states can hear all the racing action from Victoria and New South Wales.

2KY will continue to produce programs from its Sydney studios including the Big Sports Breakfast, Greg Radley's Race Day program, Football Fever and Hi-Tide. Sport 927 will continue producing programs from its Melbourne studios and provide shared racing radio services and midnight to dawn programming.

It is expected that the partnership will come into effect in the first half of this year.

Sky Racing Network Chief Executive Peter Caillard said the latest wagering and racing news from Victoria and New South Wales would be broadcast on both stations, ensuring that listeners hear all the latest news as it breaks.

"We are excited about working more closely with the Victorian racing industry's Sport 927 to enhance our premier race broadcasting service," Mr Caillard said.

"Both stations have been the leading race broadcaster in their respective states and it's tremendous that we have partnered to ensure listeners from both stations will hear the very best of Victorian and NSW race coverage," he said.

"The new arrangement creates synergies for the two stations, maximises wagering revenue and provides a great platform for the future of Australia's vibrant racing industry.

"Everyone at 2KY looks forward to working with Noel Crowe and his Sport 927 team and we congratulate them on their professionalism and dedication to Australian racing," Mr Caillard said.

Sport 927 General Manager Noel Crowe said: "This is a very exciting development for both 2KY and Sport 927. Listeners throughout New South Wales and Victoria will benefit from the two stations sharing the very best racing expertise and talent available."

For more information contact:
Elise Sullivan
Media Relations Manager (Victoria), Tabcorp
Tel: (03) 9868 2326

File No. 82-3841


Tabcorp
the bigger better game

19 January 2006

Elmer Funke Kupper appointed Chief Executive Australian Business

Tabcorp today announced the appointment of Elmer Funke Kupper to the new position of Chief Executive Australian Business with responsibility for the existing Wagering, Gaming and Media Divisions.

Mr Funke Kupper's appointment is part of Tabcorp's strategy to accelerate the development of new growth opportunities and create a simpler, more customer focused organisation structure.

Mr Funke Kupper, 40, joins Tabcorp after holding several senior executive positions with the Australia and New Zealand Banking Group Limited (ANZ), including Group Managing Director Asia Pacific and Managing Director Personal Banking and Wealth Management. He holds a Masters in Business Administration from Nijenrode University, The Netherlands. He will be based in Melbourne and commences late February, subject to all regulatory approvals.

The creation of the Chief Executive Australian Business role will allow Tabcorp to improve the customer experience across the three businesses, strengthen the Tabcorp brand and drive for higher revenue and earnings growth. As part of the restructure, the heads of the Wagering, Media and Gaming Divisions will report to Mr Funke Kupper.

The appointment of Mr Funke Kupper follows the announcement last month that Walter Bugno, 45, has been appointed to the position of Chief Executive Casinos, subject to all regulatory approvals. Mr Bugno joins the company from Campbell Arnott's where he was President Asia Pacific.

The two new appointments allow Tabcorp's Managing Director and Chief Executive Officer Matthew Slatter to spend more time progressing the strategic direction and growth opportunities for the company, both in Australia and in international markets. Mr Funke Kupper and Mr Bugno will report to Mr Slatter.

Mr Slatter said the company's new structure puts further focus on customer service, revenue growth and brand management and creates the capacity to pursue strategic opportunities in a number of markets.

"These appointments lift our bench strength and mark the next phase in Tabcorp's strategy to pursue expansion opportunities. They allow us to further improve the customer experience in our existing businesses, create synergies and generate growth opportunities in Australia and international markets.

"Tabcorp is continuing to invest in the capabilities that will deliver high performance and growth and give our customers first-class gambling and entertainment experiences," Mr Slatter said.

For more information, please contact:
Bruce Tobin, General Manager Corporate Affairs
03 9868 2508

Tabcorp Holdings Limited
Public Affairs

Tel 61 3 9868 2508
Fax 61 3 9868 2639